UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

On May 27, 2022, China Jo-Jo Drugstores, Inc. a Cayman Islands company (the “Company”) decided to dismiss BDO China Shu Lun Pan Certified Public Accountants LLP (the “Former Auditor”). The termination of the engagement of the Former Auditor was approved by the Audit Committee of the Company’s Board of Directors.

The principal accountant’s reports of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended March 31, 2021 and March 31, 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent years and the subsequent period through the date of discontinuation, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to the Former Auditor, requesting that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an exhibit to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Appointment of New Independent Registered Public Accounting Firm

On May 27, 2022, YCM CPA Inc. (“YCM”), was appointed as the Company’s independent registered public accounting firm upon the approval of the Audit Committee, to audit the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2022.

During the two most recent fiscal years and the subsequent interim period through May 27, 2022, the Company has not consulted with YCM regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the registrant’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; (3) any matter that was the subject of a disagreement or (4) a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Letter of BDO China Shu Lun Pan Certified Public Accountants LLP dated May 27, 2022, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

2